UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Power Solutions International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35944	33-0963637
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

201 Mittel Drive, Wood Dale, Illinois 60191

(Address of principle executive offices) (Zip code)

Kelly Crosier (630) 350-9500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1– Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the “SEC”), Power Solutions International, Inc. (the “Company”) has undertaken efforts to determine its conflict minerals1 reporting requirements for the period from January 1 to December 31, 2016.

1	The term “conflict mineral” is defined by Form SD as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives, which are currently limited to tantalum, tin and tungsten; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on our website at www.psiengines.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02	Exhibit

The Company’s Conflict Minerals Report is included as Exhibit 1.01 to this Form SD.

Section 2– Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Forward-Looking Statements

Certain statements in this Conflict Minerals Report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about the Company’s business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “estimate,” “believe,” “predict,” “potential,” or “continue.” These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Conflict Minerals Report. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Conflict Minerals Report. These forward-looking statements should be considered in the light of the information included in this report and the Company’s other filings with the SEC, including, without limitation, the risk factors set forth in the Annual Report on Form 10-K for the year ended December 31, 2015 and in the Annual Report on Form 10-K for the year ended December 31, 2016 to be filed in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Power Solutions International, Inc.

/s/ Timothy J. Cunningham
By: Timothy J. Cunningham, Chief Financial Officer	May 31, 2017